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TO OUR SHAREHOLDERS

SALES AND EARNINGS INCREASE

   Net earnings for the 1995 second quarter were $5.3 million, or 53 cents per share, up 25 percent compared with last year's $4.2 million, or 43 cents per share. Net sales of $82.8 million rose 17 percent from the $70.8 million reported for 1994's second quarter. This represented the seventh consecutive quarter of record year-over-year gains in sales and earnings.
   For the six-month period ended June 30, 1995, net earnings were $9.1 million, or 92 cents per share, up 33 percent compared with last year's $6.9 million, or 70 cents per share. Net sales of $156.9 million rose 21 per cent from the $129.2 million reported for the same period in 1994. North American sales increased 18 percent and overseas sales were up 32 percent. A weaker U.S. dollar increased consolidated sales by $3.9 million.

OPERATING RESULTS CONTINUE TO IMPROVE

   Our operating margin has improved to 8.5 percent of sales from 8 percent last year on strong sales gains and a better gross margin. While reported sales and selling and administrative expenses were both up 21 percent, about two-fifths of the increases came from the carryover effects of 1994 acquisitions and the weaker U.S. dollar. However, these items did not have a material effect on profit from operations or net earnings.
   Excluding currency changes and acquisition carryover effects, our strongest year-to-date sales gains came from floor coatings products, and industrial equipment products in North America and most other areas with the primary exceptions being Australia, Japan, and several European countries including Germany. Worldwide sales of commercial equipment products saw double-digit increases.
   We are quite pleased with this overall sales result, given the persistent news reports of weak economic conditions. Key factors in the favorable result for Tennant were the significant number of new products introduced over the past several years and a relatively high fill rate for our North American sales force.

1995 OUTLOOK: RECORD SALES AND EARNINGS EXPECTED

   At the end of first quarter, I indicated that our primary profitability challenges for 1995 were to improve results in Europe and in our commercial business in North America. I am pleased to report that tangible progress was made in the second quarter. While both units need further improvements, we believe they are on track towards an acceptable full year result.
   With the above in mind, and an expectation that worldwide economic conditions will turn more positive, we are focused on achieving an overall operating margin in the 9 percent range for the remainder of 1995. This would pull the full year result above 9 percent, compared with an 8.7 percent margin for the full year 1994. On this basis, we believe 1995 full-year profitability will surpass last year's 18.7 percent return on beginning equity, and we have not ruled out hitting our long-term goal of a 20 percent return.



Roger L. Hale
CHIEF EXECUTIVE OFFICER                                    July 19, 1995


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TENNANT AT A GLANCE

   Our vision is to work for a cleaner and safer world. That's why we are in business. Clean work places and public places are safer and are more attractive for both employees and customers. To be cleaner and safer is the mark of a progressive company; to be cleaner and safer is the mark of an advanced country. The world wants to be cleaner and safer.
   Our mission is to be the preeminent company in non-residential floor maintenance equipment, floor coatings, and related offerings. That is what we do.
   A second but equally important aspect of our mission is to create value for our shareholders providing an above-average total return. We expect to accomplish this by achieving our long-term financial goals which call for 5% real (inflation adjusted) sales growth and a 20% return on shareholders' equity.
   Tennant offers a broad array of products in the non-residential floor maintenance industry:

* INDUSTRIAL FLOOR MAINTENANCE EQUIPMENT (75% OF 1994 SALES): Cleans surfaces with vehicle and heavy foot traffic such as factories, warehouses, stadiums and parking garages. Tennant is recognized as the world-leading manufacturer.

* COMMERCIAL FLOOR MAINTENANCE EQUIPMENT (19% OF 1994 SALES): Cleans surfaces with foot traffic such as office buildings, retail outlets and hospitals. Our newest and fastest growing business.

* FLOOR COATINGS (6% OF 1994 SALES): Broad line of sealers, resurfacers, and urethane coatings including environmentally friendly Eco-Coatings [Trademark]. Now on faster growth track after undergoing several years of restructuring.

   The competitive strengths and growth strategies for each of the three product lines are outlined in our 1994 Annual Report to Shareholders.

PRODUCTS FOR A CLEANER AND SAFER WORLD

   Tennant floor coatings and cleaning equipment help customers maintain clean facilities even under the most severe conditions. The manufacturer in this photo operates round-the clock, five days a week. The floor of this 100,000 square foot facility supports traffic from 20 forklifts that move raw materials, stampings, and finished products to designated locations. Four hundred highly energized employees work in the brightly lit facility.
   This impressive looking main aisle is coated with Tennant STS 440 Regal
Blue urethane floor coating. Yellow strips define the edges of the aisles, as well as the warehouse storage areas. The attractiveness of the STS 440 Regal Blue floor, and its ability to reflect light, help contribute to strong employee morale.